FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June 2019

Commission File Number: 001-11960

AstraZeneca PLC

1 Francis Crick Avenue
Cambridge Biomedical Campus
Cambridge CB2 0AA
United Kingdom

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AstraZeneca PLC

INDEX TO EXHIBITS

1.
Bevespi Aerosphere approved by the Japanese

19 June 2019 07:00 BST

Bevespi Aerosphere approved by the Japanese Ministry of Health, Labour and Welfare for patients with chronic obstructive pulmonary disease

First approval of a fixed-dose, long-acting dual bronchodilator in a pressurised metered-dose inhaler device in Japan

AstraZeneca today announced that Bevespi Aerosphere (glycopyrronium/formoterol fumarate) has been approved in Japan as a fixed-dose, long-acting dual bronchodilator to relieve symptoms in patients with chronic obstructive pulmonary disease (COPD).

This is the first approval by the Japanese Ministry of Health, Labour and Welfare for a maintenance fixed-dose, long-acting dual bronchodilator in a pressurised metered-dose inhaler (pMDI), which uses the innovative Aerosphere delivery technology.

The approval was based on positive results from the Phase III PINNACLE 4 trial,1 which demonstrated the efficacy and safety of Bevespi Aerosphere in 1,756 patients with moderate to very severe COPD across Asia, Europe and the US, as well as the broader PINNACLE clinical programme involving more than 5,000 patients.2,3,4

Mene Pangalos, Executive Vice President, BioPharmaceuticals R&D, said: "As the first medicine in its class to be approved in a pressurised metered-dose inhaler in Japan, Bevespi Aerosphereoffers an important new treatment option and choice of inhaler device for patients with moderate to very severe chronic obstructive pulmonary disease."

Bevespi Aerosphere is already approved in the US, EU, Canada, Australia and other countries as a dual bronchodilator for the maintenance treatment of moderate to very severe COPD.

About Bevespi Aerosphere
Bevespi Aerosphere (glycopyrronium/formoterol fumarate) is a fixed-dose dual bronchodilator in a pMDI, combining glycopyrronium, a long-acting muscarinic antagonist (LAMA), and formoterol fumarate, a long-acting beta2-agonist (LABA). Pressurised metered-dose inhalers are an important choice for COPD patients where limited lung function, advanced age and reduced dexterity or cognition are significant considerations for patients to achieve therapeutic benefits from their medicines.5,6 Bevespi Aerosphere is the only LABA/LAMA with Aerosphere delivery technology. Results from an imaging trial have shown that Bevespi Aerosphere effectively delivers medicine to both the large and small airways.7

About the Phase III PINNACLE programme
PINNACLE 1, 2 and 4 were randomised, double-blinded, multi-centre, placebo-controlled trials conducted over 24 weeks, which compared the efficacy and safety of Bevespi Aerosphereadministered twice daily via a pMDI to its monotherapy components (glycopyrronium and formoterol fumarate) and to placebo.1,2,3 In PINNACLE 1, open-label tiotropium was included as an active control.2 PINNACLE 3 was a multi-centre, randomised, double-blinded, parallel-group, chronic-dosing, active-controlled, 28-week safety extension trial of PINNACLE 1/2, which evaluated the long-term safety, tolerability and efficacy of Bevespi Aerosphere administered twice daily via a pMDI compared to its monotherapy components.4 All the trials were conducted in patients with moderate to very severe COPD.

About COPD
COPD is a progressive disease which can cause obstruction of airflow in the lungs resulting in debilitating bouts of breathlessness.8 It affects an estimated 384 million people worldwide and is predicted to be the third leading cause of death by 2020.8,9 Improving lung function, reducing exacerbations and managing daily symptoms such as breathlessness are important treatment goals in the management of COPD.8

About AstraZeneca in respiratory disease
Respiratory is one of AstraZeneca's three therapy areas, and our medicines reached more than 18 million patients as maintenance therapy in 2018. AstraZeneca's aim is to transform asthma and COPD treatment through inhaled combinations at the core of care, biologics for the unmet needs of specific patient populations, and scientific advancements in disease modification.

The Company is building on a 40-year heritage in respiratory disease and AstraZeneca's capability in inhalation technology spans pressurised metered-dose inhalers and dry powder inhalers, as well as the Aerosphere delivery technology. The company also has a growing portfolio of respiratory biologics including Fasenra (anti-eosinophil, anti‒IL-5R alpha), now approved for severe, eosinophilic asthma and in development for severe nasal polyposis and other potential indications, and tezepelumab (anti-TSLP), which has been granted Breakthrough Therapy Designation by the US Food and Drug Administration in patients with severe asthma and is in Phase III trials. AstraZeneca's research aims at addressing underlying disease drivers by focusing on the lung epithelium, lung immunity, lung regeneration and neuronal functions.

About AstraZeneca
AstraZeneca is a global, science-led biopharmaceutical company that focuses on the discovery, development and commercialisation of prescription medicines, primarily for the treatment of diseases in three therapy areas - Oncology, Cardiovascular, Renal & Metabolism and Respiratory. AstraZeneca operates in over 100 countries and its innovative medicines are used by millions of patients worldwide. For more information, please visit astrazeneca.com and follow us on Twitter@AstraZeneca.

Media Relations
Gonzalo Viña		+44 203 749 5916
Rob Skelding	Oncology	+44 203 749 5821
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Investor Relations
Thomas Kudsk Larsen		+44 203 749 5712
Henry Wheeler	Oncology	+44 203 749 5797
Christer Gruvris	BioPharma (cardiovascular; metabolism)	+44 203 749 5711
Nick Stone	BioPharma (respiratory; renal)	+44 203 749 5716
Josie Afolabi	Other medicines	+44 203 749 5631
Craig Marks	Finance, fixed income	+44 7881 615 764
Jennifer Kretzmann	Corporate Access, retail investors	+44 203 749 5824
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Adrian Kemp
Company Secretary
AstraZeneca PLC

References
1.   AstraZeneca PLC Bevespi Aerosphere demonstrates statistically significant improvement in lung function in patients with COPD. [Online]. Available at: https://www.astrazeneca.com/media-centre/press-releases/2017/bevespi-aerosphere-demonstrates-statistically-significant-improvement-in-lung-function-in-patients-with-copd-25092017.html Last accessed: May 2019.
2.   Clinicaltrials.gov. Efficacy and Safety of PT003, PT005, and PT001 in Subjects With Moderate to Very Severe Chronic Obstructive Pulmonary Disease (COPD); (PINNACLE 1). [Online]. Available at: https://clinicaltrials.gov/ct2/show/NCT01854645. Last accessed: May 2019.
3.   Clinicaltrials.gov. Multi-Center Study to Assess the Efficacy and Safety of PT003, PT005, and PT001 in Subjects With Moderate to Very Severe COPD (PINNACLE 2). [Online]. Available at: https://clinicaltrials.gov/ct2/show/NCT01854658. Last accessed: May 2019.
4.   Clinicaltrials.gov. Extension Study to Evaluate the Safety and Efficacy of PT003, PT001, and PT005 in Subjects With Moderate to Very Severe COPD, With Spiriva® Handihaler® (PINNACLE 3). [Online]. Available at: https://clinicaltrials.gov/ct2/show/NCT01970878. Last accessed: May 2019.
5.   Usmani O, Capstick T, Chowhan H, et al. Inhaler choice guideline. March 2017 [Online]. Available at: https://www.guidelines.co.uk/respiratory/inhaler-choice-guideline/252870.article. Last accessed: May 2019.
6.   Bonini M and Usmani OS. The importance of inhaler devices in the treatment of COPD. COPD Res Pract. 2015; 1: 9.
7.   AstraZeneca. Aerosphere Delivery Technology - Global Core Claims Guide.
8.   GOLD. Global Strategy for the Diagnosis, Management and Prevention of COPD, Global Initiative for Chronic Obstructive Lung Disease (GOLD) 2018. [Online]. Available at: http://goldcopd.org. Last accessed: May 2019.
9.   Adeloye D, Chua S, Lee C, et al. Global Health Epidemiology Reference Group (GHERG). Global and regional estimates of COPD prevalence: Systematic review and meta-analysis. J Glob Health. 2015; 5 (2): 020415.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 19 June 2019

By: /s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary